October 21, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Michael R. Clampitt, Senior Counsel

Re:	First BanCorp. Amendment No. 1 to Registration Statement on Form S-1 Filed October 20, 2011 File Number: 333-176469
Dear Mr. Clampitt:
     This letter responds to your letter dated October 20, 2011 to First BanCorp. (the “Corporation”) regarding the above referenced filing. Set forth below in italics is the comment contained in your letter, together with our response.
Form S-1/A filed October 20, 2011
General
1.	If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the box on the registration statement cover page.
The registration statement cover page has been revised to check the appropriate box.
Exhibit 5.1
2.	Because the rights represent contractual obligations of First BanCorp., counsel must opine that the rights are binding obligations under the law of the jurisdiction governing the rights. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (Oct. 14, 2011).
Exhibit 5.1 has been revised to state that the Rights, when issued, will be binding obligations of the Corporation under the laws of the Commonwealth of Puerto Rico.

Michael R. Clampitt
U.S. Securities and Exchange Commission
October 21, 2011

We acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Corporation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact me at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.

Very truly yours,
/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel

cc: Linda L. Griggs, Esq.